Exhibit 3.165

State of New York

Department of State

Filed March 16, 2006

File No. F060316000485

ARTICLES OF ORGANIZATION OF

BURLINGTON COAT FACTORY OF NEW YORK, LLC

1. The name of the limited liability company is Burlington Coat Factory of New York, LLC.

2. The county within this state in which the office of the limited liability company is to be located is New York County.

3. The address to which the Secretary of State shall mail a copy of any process against the limited liability company served upon him or her is Corporation Service Company, 80 State Street, Albany, New York 12207-2543.

4. /s/ Cindy Rashed Reilly